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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.___ )


                               GLOBAL NETWORK, INC
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    37939G102
                                 (CUSIP Number)

                                Dennis Stillwell
                              Global Network, Inc.
                         575 Madison Avenue, 10th Floor
                            New York, New York 10022
                                 (212) 656-9377
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 30, 1999
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box |_|






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                         (Continued on following pages)
                               (Page 1 of 5 Pages)


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CUSIP No. 37939G102                   13D                      Page 2 of 5 Pages
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Dennis Stillwell

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS*
                   OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                     |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America

                                      7    SOLE VOTING POWER
                                               1,000,000 shares
             NUMBER OF
               SHARES                 8    SHARED VOTING POWER
            BENEFICIALLY                       0 shares
              OWNED BY
                EACH                  9    SOLE DISPOSITIVE POWER
             REPORTING                         1,000,000 shares
            PERSON WITH
                                      10   SHARED DISPOSITIVE POWER
                                               0 shares


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,000,000 shares

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                     |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.4% (1)

14        TYPE OF REPORTING PERSON*
                   IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based upon 18,359,905 shares of Common Stock outstanding as of December 31, 2001.

     Item 1. Security and Issuer.

     This statement relates to the common stock, $0.001 par value per share (hereafter "Common Stock"), of Global Network, Inc., a Nevada corporation with its principal executive offices at 575 Madison Avenue, 10th Floor, New York, New York 10022 (hereafter referred to as the "Issuer"). Due to inadvertence, no statement was filed previously by the Filing Person named herein, and this statement is being filed at this time to correct that oversight. The information contained in this statement was previously disclosed to the Issuer and has been reflected in various public filings made by the Issuer.

     Item 2. Identity and Background

     The following is information with respect to the identity and background of the person filing this statement:

     (a) The name of the reporting person is Dennis Stillwell, an individual (the "Filing Person").

     (b) The Filing Person's business address is 575 Madison Avenue, 10th Floor, New York, New York 10022.

     (c) The Filing Person's principal occupation is chief information officer of Global Network, Inc. (also referred to in this Schedule 13D as the Issuer), a Nevada corporation whose principal office is located at 575 Madison Avenue, 10th Floor, New York, New York 10022.

     (d) The Filing Person has not been convicted in a criminal proceeding in the past five years.

     (e) The Filing Person has not been a party to a civil proceeding with respect to activities subject to federal and state securities laws in the past five years.

     (f) The Filing Person is a citizen of the United States of America.

     Item 3. Source and Amount of Funds or Other Consideration

     The 1,000,000 shares of Common Stock held by the Filing Person were issued to him by the Issuer for services rendered to the Issuer.

     Item 4. Purpose of Transaction

     The shares of Common Stock owned by the Filing Person were acquired for investment purposes. The Filing Person has no plans or proposals that would relate to or result in any of the events listed in Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer

     (a) As of the date hereof the Filing Person owns or may be deemed to own beneficially an aggregate of 1,000,000 shares of the Common Stock, constituting 5.4%/1 of the shares outstanding of the Issuer.

     (b) The Filing Person has the power to vote and to dispose of the shares of Common Stock owned by him.

     (c) There were no transactions in the shares of the Common Stock of the Issuer effected by the Filing Person during the past sixty days.

     (d) No person other than the Filing Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of such shares of Common Stock owned by the Filing Person.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described in this Schedule 13D and except that the Filing Person is an executive officer of the Issuer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loans, or the giving or withholding of proxies.

     Item 7. Material to Be Filed as Exhibits

     Not applicable.









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1    Based upon 18,359,905 shares of Common Stock outstanding as of December 31,
     2001.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 4, 2002                                  /s/ Dennis Stillwell
                                          --------------------------------------
                                               Dennis Stillwell